Entrepreneur

Name: Maryia Yarkina
UUID: 80047694
Background: I hold MBA from Hamburg University in Germany and MBA from Fudan University in China. With 10+ years' business development and investment immigration experience, I have raised millions of dollars in foreign investment funds which were invested into revenue producing businesses in the U.S.. I specialize in Asian markets and am a licensed real estate professional. Having lived in Europe, North America and Asia, I have the knowledge and skills to make this international business a success.
Location: New York

Social Connections

Facebook: http://www.facebook.com/Bright-Global-Ventures-Delaware-105857004154425/
Twitter:
LinkedIn: http://www.linkedin.com/in/maryia-yarkina-9205a04b/

Pitch Story

Title of your pitch: Chinese global real estate investments
Short introduction of your pitch: BGV (DE) facilitates Chinese global real estate investments. Chinese buyers invest billions of U.S. dollars in overseas real estate.
Your pitch story: Chinese property buyers are on the foreign spending spree in the world's most sought after cities. From New York to London, real estate is seen as a safe place to stash money and a ticket to permanent residency. USD $660 billion of Chinese personal wealth sits offshore. Chinese buyers spent USD$22 billion on U.S. homes last year. Most Chinese invest overseas to escape smog, congestion and exorbitant taxes on real estate at home which make ownership of a property an unaffordable luxury. Prices in China are very, very high exceeding Manhattan prices per square meter. That's why Chinese buyers are looking for new and lucrative real estate opportunities overseas. We at BGV (DE) identify new global markets where Chinese property buyers can obtain their residency or citizenship based on their real estate investments. We have exclusive marketing agreements for the Chinese market with best real estate developers' worldwide. As of

today, we operate in 10 countries and 15 cities. With 15+ years of experience in the investment immigration industry and in depth knowledge of Chinese lifestyle and culture, we at BGV (DE) provide turnkey solutions to Chinese buyers, taking away the risks associated with buying properties overseas. We function as a wholesaler having agreements with 500+ Chinese retail agencies that have a pool of potential buyers. Our revenues stem from real estate commissions, which usually range between 20%-30%, real estate investment trusts, property management incomes and legal fees. In the first two years of operations we expect to process close to quarter of a billion dollars in real estate transactions. We welcome you to the exciting world of Bright Global Ventures and international real estate. Be a part of this exciting business, think and live globally!
Which category does your pitch belong to: Other

Target Market

Target market: Our target market is represented by Ultra- and High Net Worth Chinese Individuals (HNWIs). According to a Hurun Report survey, as of 2017, the number of HNWIs in China who individually owns investable assets of USD $950K reached 1.7 million people with average assets of around USD $3.12 million. Total investable assets were around USD $10.3 trillion. Circa 70% of the HNWIs were in the age group of 36-55. And 44.5% surveyed said they were considering buying an overseas property with the goal of migration to a foreign country. US, Canada, Australia, UK, Singapore, New Zealand, Portugal and Spain were amongst the most favored destinations. And European and Caribbean countries were on the rise in attracting Chinese immigrant investors. Noah Private Wealth Management's white paper 2018 indicated that in 2017 China gained the strongest wealth increase in the Asia Pacific region by USD $1.7 trillion, just secondary to that of the United States. And China's middle class is the largest globally at 385 million people. Another Hurun Report survey suggested Chinese HNWIs invested 31.2% of their investable assets in cross border investments as of 2017, almost double that of 2016. Amongst the top reasons for investing overseas are migration, risk diversification, value preservation and appreciation, children's international education, migration, tax planning, retirement preparation, corporate expansion and family succession.

Production plan

Production location: South America

Production plan: BGV(DE) works as a wholesaler of global real estate and migration programs and has partnership agreements with 500+ retail migration agencies across China. These migration agencies have their established customer base and are in need of new products. To offer new products, BGV(DE) has exclusive agreements with top real estate developers in 10+ countries with legislated investment migration programs. When our business includes traditional destinations of Bulgaria, Cyprus and Greece, our new focus is on countries in Latin America and Eurasia with promising economies and excellent passport power: Brazil, Panama and Turkey. These countries are not yet presented at Chinese investment migration market and thus we are seizing the opportunity of introducing new programs/countries to the China market. Our business model is to offer investors a turn-key solution for their needs which include purchase of income producing real estates and immigration benefits. The Company's revenue streams include commissions from real estate sales (20%-30%), legal fees for real estate transaction and immigration application, property management incomes, due diligence fees, and, in some cases, incomes from REITs. Revenue per client varies from country to country and could range from $35K-$80K.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: The Company is a service provider rather than manufacturer, therefore risks are very few. There is no inventory and staff is only a few people. Nevertheless, a few factors do pose some potential risks which are controllable. I. Policy Changes Our investors seek immigration benefits in addition to real estate investments. Immigration policies are subject to legislative or administrative changes. The Governments may amend their policies according to domestic economic, financial, social or political situations. However, such changes are announced before enforcement. Therefore, there is time for adaptation to minimize the impacts. II. Reliance on Developers When Company works with real estate developers, our information about the real estate projects is reliant on disclosures by the developers. If the developers provided misleading information, we may suffer losing clients and reputation, or even compensation. We conduct due diligence on such developers and projects as far as reasonably possible. III. Rising Competition When industrial peers also engage in real estate investment based residency/citizenship

programs, the competition may be tense. Currently, the overwhelming majority of participants are retailers only. Very few wholesalers are in the arena thus far. We have first mover advantages. And it is not easy for others to follow the suit due to the fact that very few peers possess such broad international connections, relationships, know-how and expertise.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Maryia Yarkina, CEO, personally invested $35k and Derek Yin, Vice President, personally invested $15k into the company as equity (not loans).

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: We bring millions of dollars as foreign direct investment which translates into jobs and other economic benefits for local economies.

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 0%

Spending plan: BGV (DE) plans to raise $80K. The proceeds will be used as follows: 10% or $8K to pay consultants' fees (immigration and real estate professionals in various countries) 5% or $4K to pay funding portal fees 4% or $3.2K to pay credit cards processing fees 10% or $8K to finance legal expenses in the U.S 71% or $56.8K to finance marketing, acquisition and education of retail agents in China who will recruit investors.

Spending plan of extra investment: If there are extra funds, they will be spent as follows: 70% on acquisition of additional sales force in China; 10% on enhancing the website and internet presence of the Company; 9% for funding portal fees and investor payment processing fees; 11% on hiring staff in the U.S.

Return Details

Return type: ownership

Raising target: $80,000

Raising cap: $100,000

Percentage ownership you plan to offer: 1.0%

When do you plan to sell or IPO your business: 2024

Existing share: No

When can bidders expect the return: September, 2020

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Bright Global Ventures (DE), Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Delaware

Company form date: 09-25-2019

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.brightglobalventures.com

Company address

Street: 1221 COLLEGE PARK DRIVE SUITE 116

City: DOVER

State: Delaware

ZIP code: 19904

Financial status

Average sales price: $35,000

Average cost per unit: $5,000

Yearly sales at the end of last year: $0

1st year target sales after raised date: $5,250,000

Existing investment from the founders: $50,000

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Maryia Yarkina

Title: Chief Executive Officer

Grant Date: 09-25-2019

Has ownership: Yes

Ownership: 51%

Description of 3 years recent work experience: 2010-2017 COO at New York City Real Estate Regional Center (financial entity approved by the Federal Government to participate in investment immigration activities). Maryia has a great knowledge of all stages of the EB-5 investment immigration process, such as investors' recruitment, wiring of funds, due diligence, etc. Special expertise in business development and real estate projects. Large network of professional connections in the United States and overseas, especially in China.

Name: Derek Yin

Title: Vice President

Grant Date: 09-25-2019

Has ownership: Yes

Ownership: 49%

Description of 3 years recent work experience: With academic degree of business administration and 16 years of experience, Mr. Yin is a veteran in the investment migration industry. He possesses in-depth knowledge about various programs worldwide and is in possession of a large clientele pool. Derek is also closely connected with stakeholders and agents across China and internationally. Over the years Derek has served thousands of migrant investors. He is fluent in Cantonese, Mandarin and English.

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 10,000 common voting shares, 0.001 par value, no shares have been issued to-date. Difference between the common shares and the securities being offered as part of this Reg CF offering are that the common shares hold voting rights whereas the units in CAFES do not have voting rights.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Currently, we are looking to raise $80,000 to start marketing our services in China. If the raise is successful, we plan to conduct a second Regulation Crowdfunding raise. The funds from the second raise will be used for marketing and operations.   To ensure project's success regardless of the crowdfunding campaign, we are also working on securing $500K from one EB-5 investor. If successful, this will be a loan with 0.5% interest rate annually and 5 years maturity term. There are no additional lines of credit.   The project has several revenue streams: I. Net real estate commissions 10%-15% from the sales price of the real estate (minimum US$25,000) II. Legal fees for processing immigration and real estate transactions US$10K - US$25K depending on the country and the program.

Has financial statements: Yes

Last Edited: 2019-10-04 16:16:32

Desired launch period: immediately

CCC code: ho*zv2zn

CIK code: 0001790207

Links

Bright Global Ventures: www.brightglobalventures.com

Bright Global Properties: www.brightglobalproperties.com